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Exhibit (a)(1)(F)

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated October 26, 2018, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, "blue sky" or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase
All Outstanding Shares of Common Stock
of
CORIUM INTERNATIONAL, INC.
at
$12.50 per Share, plus one non-transferable contingent value right for each share, which represents the contractual right to receive $0.50 per Share following approval by the FDA of the New Drug Application for Corplex Donepezil on or prior to March 31, 2020, as described in and under the conditions set forth in the Contingent Value Rights Agreement by
GURNET MERGER SUB, INC.,
a wholly-owned subsidiary of
GURNET HOLDING COMPANY

        Gurnet Merger Sub, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Gurnet Holding Company, a Delaware corporation ("Parent"), is offering to purchase any and all of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Corium International, Inc., a Delaware corporation (the "Company"), at a purchase price of $12.50 per Share in cash, net of applicable withholding taxes and without interest (the "Closing Amount"), plus one non-transferable contingent value right for each Share (each, a "CVR"), which represents the contractual right to receive $0.50 per Share in cash, net of applicable withholding taxes and without interest, following approval by the FDA of the New Drug Application for Corplex Donepezil on or prior to March 31, 2020, as described in and under the conditions set forth in the Contingent Value Rights Agreement (the "CVR Agreement") upon the terms and subject to the conditions set forth in the Merger Agreement (as defined below), the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the "Offer"). The "Offer Price" means the Closing Amount plus one CVR, collectively, or any higher amount per Share paid pursuant to the Offer. Stockholders of record who tender directly to Continental Stock Transfer & Trust Company (the "Depositary") will not be obligated to pay brokerage fees or commissions or, except as may be set forth in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., NEW YORK CITY TIME, ON NOVEMBER 26, 2018, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 11, 2018 (as it may be amended from time to time, the "Merger Agreement"), by and among the Company, Parent and Purchaser, pursuant to which, as soon as practicable following the Offer Acceptance Time (as defined below) and subject to the satisfaction or waiver of certain conditions,

Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation and becoming a wholly-owned subsidiary of Parent (the "Merger"). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than (i) Shares tendered and accepted for payment by Purchaser pursuant to the Offer, (ii) Shares owned by Purchaser, Parent or any other direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time, (iii) Shares owned by the Company (or held as treasury stock) immediately prior to the Effective Time and (iv) Shares owned by any stockholder who is entitled to demand and has properly exercised and perfected a demand for appraisal of such Shares pursuant to, and who has complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder's rights to such appraisal and payment under the DGCL with respect to such Shares) will automatically be converted into the right to receive an amount in cash equal to the Closing Amount plus one CVR.

        Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into a Tender and Support Agreement (the "Support Agreement") with Essex Woodlands Health Ventures Fund VII, L.P. (the "Supporting Stockholder"), which provides that such Supporting Stockholder will tender into the Offer, and, subject to certain exceptions, not withdraw, all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act). The Support Agreement also provides that the Supporting Stockholder will vote its Shares against certain alternative corporate transactions. As of October 22, 2018, the Supporting Stockholder beneficially owned, in the aggregate, 9,353,304 Shares (or approximately 25.6% of all Shares outstanding as of October 22, 2018).

        The Offer is not subject to a financing condition. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the conditions set forth in Section 15 of the Offer to Purchase (collectively, the "Offer Conditions"). Among the Offer Conditions are: (i) the Minimum Tender Condition (as defined in the Offer to Purchase), which is summarized below, (ii) the Antitrust Condition (as defined in the Offer to Purchase); (iii) the accuracy of the Company's representations and warranties set forth in the Merger Agreement, and the performance of the Company's covenants set forth in the Merger Agreement, in each case, to specified standards of materiality; and (iv) no Company Material Adverse Effect (as defined in the Offer to Purchase) having occurred. The "Minimum Tender Condition" means that the number of Shares validly tendered and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been "received" (as such term is defined in Section 251(h)(6)(f) of the DGCL)), together with any Shares owned by Parent and its affiliates, represent at least a majority of the Shares outstanding immediately prior to the expiration of the Offer, assuming exercise of all options to purchase Shares and certain Company Warrants (as described in the Offer to Purchase). The first time as of which Purchaser accepts any Shares for payment pursuant to the Offer is referred to as the "Offer Acceptance Time."

        The term "Expiration Date" means November 26, 2018, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term "Expiration Date" means such subsequent date.

        The Board of Directors of the Company has unanimously: (i) declared that the Offer, the Merger and the other Transactions (as defined in the Offer to Purchase) are advisable, fair to and in the best interests of the Company and its stockholders; (ii) adopted and approved the Merger Agreement and approved the Company entering into the Merger Agreement and consummation of the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, including that the Merger shall be governed by Section 251(h) of the DGCL and the Merger shall be consummated as soon as practicable following the Offer Acceptance Time; (iii) determined to recommend that the Company's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) resolved to take all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a "moratorium," "control share acquisition," "business combination," "fair price" or other forms of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Merger, the Merger Agreement, the CVR Agreement, the Support Agreement and the other Transactions.

        The Merger Agreement provides that, subject to the parties' respective termination rights in the Merger Agreement, Purchaser will (and Parent will cause Purchaser to) extend the Offer: (i) for any period required by any applicable rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq Global Stock Market (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price) or as may be necessary to resolve any comments of the SEC or the staff thereof or Nasdaq Global Stock Market, in each case, as applicable to the Offer, Company's Solicitation/Recommendation Statement on Schedule 14D-9 or the documents related to the Offer; and (ii) if, as of any then-scheduled Offer Expiration Time (as defined in the Offer to Purchase), any Offer Condition is not satisfied and has not been waived by Parent or Purchaser to the extent permitted under the Merger Agreement, on one or more occasions in consecutive increments of up to ten (10) business days each (or such longer or shorter period as the parties to the Merger Agreement may agree) in order to permit the satisfaction of such Offer Conditions. Without the Company's written consent, Purchaser will not, and without Parent's written consent, Purchaser will not be required to, extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in accordance therewith and (y) the End Date. The "End Date" means April 11, 2019 or, if on such date the Antitrust Condition has not been satisfied but all of the other Offer Conditions have been satisfied or waived, then the End Date will automatically be extended one time (but not more than one time) by a period of three months.

        If the Offer is consummated, Purchaser will not seek the approval of the Company's remaining stockholders before effecting the Merger. Parent, Purchaser and the Company have elected to have the Merger Agreement and the transactions contemplated thereby governed by Section 251(h) of the DGCL and agreed that the Merger will be effected as soon as practicable following the Offer Acceptance Time. Under Section 251(h) of the DGCL, the consummation of the Merger does not require a vote or action by written consent of the Company's stockholders.

        The Merger Agreement provides, among other things, that, without the prior written consent of the Company, Purchaser will not (A) reduce the number of Shares subject to the Offer, (B) reduce the Offer Price or amend the terms of the CVR Agreement, (C) amend, modify or waive the Minimum Tender Condition or Termination Condition (as defined in the Offer to Purchase), (D) add to the Offer Conditions or amend, modify or supplement any Offer Condition or any other term of the Offer in any manner adverse to the holders of Shares that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Parent or Purchaser to consummate the Offer, (E) extend or otherwise change the Offer Expiration Time in a manner other than as required or permitted by the Merger Agreement, (F) change the form of consideration payable in the Offer or (G) provide for any "subsequent offering period" (or any extension thereof) within the meaning of Rule 14d-1 under the Exchange Act.

        Except as set forth above, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC and other applicable laws and regulations, Purchaser expressly reserves the right to waive any Offer Condition at any time and from time to time, to increase the Offer Price and to make any other changes in the terms and conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date.

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Parent and Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will Parent or Purchaser pay interest on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making such payment.

        In all cases, Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company ("DTC") pursuant to the procedures set forth in Section 3 of the Offer to Purchase and (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal and such other documents.

        Shares tendered pursuant to the Offer may be withdrawn at any time prior to the scheduled expiration of the Offer. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after December 25, 2018 (i.e., the 60th calendar day following the date of commencement of the Offer), unless Purchaser has accepted them for payment by the end of December 25, 2018. For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an "eligible institution") signatures guaranteed by an eligible institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery, or other identification to the Depositary, of Share Certificates, the serial numbers shown on the Share Certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the scheduled expiration of the Offer.

        The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

        The Company provided Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

        The receipt of cash and CVRs by a U.S. Holder in exchange for the Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Stockholders should consult with their own tax advisor to determine the particular tax consequences to them of the Offer and the Merger.

        The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

        Questions or requests for assistance may be directed to Mackenzie Partners, Inc. (the "Information Agent") at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

1407 Broadway
New York, New York 10018
(212) 929-5500 (Call Collect)
or
 Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

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  Exhibit (a)(1)(F)